UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-23253 CUSIP NUMBER 45031T 40 1

(Check One):☒  Form 10-K ☐  Form 20-F ☐  Form 11-K ☐  Form 10-Q ☐  Form N-SAR ☐  Form N-CSR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report of Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I –REGISTRANT INFORMATION

ITC^DeltaCom, Inc.
Full Name of Registrant

Former Name if Applicable

1791 O.G. Skinner Drive
Address of Principal Executive Office (Street and Number)

West Point, Georgia 31833
City, State and Zip Code

PART II–RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment and Disposal of Long-Lived Assets,” ITC^DeltaCom, Inc. (the “Company”) has performed an assessment to determine whether the Company’s identifiable intangible assets, long-lived assets and related goodwill experienced impairment during the year ended December 31, 2004. The Company provided its preliminary conclusions regarding the assessment to its independent registered public accounting firm on March 14, 2005. The Company will not be able to finalize, and the Company’s independent registered public accounting firm will not be able to issue its audit report on, the Company’s consolidated financial statements for the year ended December 31, 2004 until after the Company finalizes its conclusions with respect to the assessment. As a result, the Company is unable to file its Annual Report on Form 10-K for the year ended December 31, 2004 within the time period prescribed for such report without unreasonable effort or expense. A statement from the Company’s independent registered public accounting firm with respect to these matters is furnished as Exhibit 1 to this form.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

J. Thomas Mullis, Senior Vice President-Legal and Regulatory	(256)	382-3842
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The information in Part III of this form is incorporated in this Part IV by reference. The Company expects that its consolidated statements of operations for 2004 will reflect an increase in total operating revenues of approximately $122.0 million, from $461.6 million in 2003 to $583.6 million in 2004, and an increase in cost of services of approximately $60.1 million, from $230.8 million in 2003 to $290.9 million in 2004. The Company also expects that, excluding significant charges that are likely to result from the impairment assessment described in Part III of this form, that its consolidated statements of operations for 2004 will reflect an increase in operating expenses of approximately $74.4 million, from $239.5 million in 2003 to $313.9 million in 2004, and a significant increase in net loss and in basic and diluted net loss per common share. Until the Company finalizes its conclusions regarding the impairment assessment described in Part III of this form, it cannot make a reasonable estimate of its operating expenses, net loss or basic and diluted net loss per common share for 2004. The expected increases in total operating revenues, cost of services and operating expenses were primarily attributable to the Company’s acquisition in the fourth quarter of 2003 of BTI Telecom Corp., whose operating results were included in the Company’s consolidated operating results from October 1, 2003 and are reflected in the Company’s 2004 operating results for all periods. The anticipated increases in operating expenses also reflect merger-related expenses related to the Company’s terminated merger agreements with Florida Digital Network, Inc. and NT Corporation and to costs associated with the Company’s previously reported plan to reduce its total number of employees.

This form includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “believe,” “continue” and similar expressions as they relate to the Company or its management are intended to identify these forward-looking statements. All statements by the Company regarding its expected financial position, revenues, cash flow and other operating results and similar matters are forward-looking statements. The Company’s expectations expressed or implied in these forward-looking statements may not turn out to be correct. The Company’s results could be materially different from its expectations because of various risks, including the risks described in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2003 and its subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

                    ITC^DeltaCom, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2005	By	/s/ J. Thomas Mullis
J. Thomas Mullis Senior Vice President-Legal and Regulatory

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).